Exhibit 99.5

Form of Letter Regarding

Oversubscription Right

Dear AmerInst Shareholder:

As you know, the expiration date for our rights offering mailed to shareholders on July [28], 2006 was [September 1], 2006. Based on our preliminary review of subscription forms received on or prior to the expiration date, we believe basic subscription rights were exercised for a total of [            ] shares. This means that a total of [            ] shares are available for purchase pursuant to the oversubscription right. [For your information, all of the eligible directors have exercised their basic subscription rights in full.]

We are sending this notice to those shareholders we believe have properly exercised their basic subscription rights in full. You are eligible to exercise your oversubscription right. If you wish to purchase shares pursuant to your oversubscription right, you must complete the [enclosed] oversubscription right exercise form, indicating the number of shares you wish to purchase, and send the form, together with payment in full at the purchase price of $23.33 per share, to the subscription agent so that they are received by October 4, 2006, the oversubscription deadline.

Additional information concerning the rights offering and the oversubscription right is set forth in the prospectus dated July [28], 2006, and in the enclosed Instructions As To Use of AmerInst Subscription Rights Certificates and Oversubscription Right Exercise Forms. Please note that your total ownership of shares (including shares owned as of April 2, 2006, shares received upon distribution of the share dividend, shares acquired upon exercise of your basic subscription right, and shares purchased pursuant to the oversubscription right) may not exceed 12,000 shares.

If you have any questions, please contact the subscription agent, USA Risk Group of Vermont, Inc., at 800-422-8141.

Your board of directors is excited about the future of AmerInst, and as always, thanks you for your support of our company.

Sincerely,

Stuart H. Grayston

President